UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE TIMKEN COMPANY SAVINGS PLAN FOR
TORRINGTON BARGAINING ASSOCIATES
(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Audited Financial Statements and Supplemental Schedules

The Timken Company Savings Plan for Torrington Bargaining Associates
December 31, 2005 and 2004, and Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

0606-0745876

The Timken Company Savings Plan
for Torrington Bargaining Associates

Audited Financial Statements and Supplemental Schedules

December 31, 2005 and 2004, and
Year Ended December 31, 2005

Table of Contents

0606-0745876

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the
Timken Company Savings Plan for Torrington
Bargaining Associates

We have audited the accompanying statements of net assets available for benefits of the Timken Company Savings Plan for Torrington Bargaining Associates as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006

The Timken Company Savings Plan
for Torrington Bargaining Associates

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Investments, at fair value:		
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	**$ 2,398,367**	$ –
Participant notes receivable	**48,951**	31,599
Common stock	**–**	279,089
Mutual funds	**–**	66,934
American Express Trust Company Collective Funds		1,941,078
Total investments, at fair value	**2,447,318**	2,318,700
Receivables:		
Contribution receivable from participants	**2,755**	5,038
Contribution receivable from The Timken Company	**1,090**	2,258
Total receivables	**3,845**	7,296
Accrued income	**–**	1,767
Net assets available for benefits	**$ 2,451,163**	$ 2,327,763

See accompanying notes.

0606-0745876

The Timken Company Savings Plan
for Torrington Bargaining Associates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions	
Investment income:	
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$ 188,765
Interest and dividends	8,043
	196,808
Contributions:	
Participants	321,607
The Timken Company	131,574
	453,181
Total additions	649,989
Deductions	
Benefits paid directly to participants	512,386
Net depreciation in fair value of investments	14,193
Administrative expenses	10
Total deductions	526,589
Net increase	123,400
Net assets available for benefits:	
Beginning of year	2,327,763
End of year	$ 2,451,163

See accompanying notes.

0606-0745876

The Timken Company Savings Plan
for Torrington Bargaining Associates

Notes to Financial Statements

December 31, 2005 and 2004, and
Year Ended December 31, 2005

1. Description of Plan

The following description of The Timken Company Savings Plan for Torrington Bargaining Associates (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The Plan was established on February 16, 2003. On February 18, 2003, The Timken Company acquired Ingersoll-Rand Company Limited's Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company.

General

The Plan is a defined contribution plan covering full-time hourly employees of Timken US Corporation (the Company) who are represented by the United Auto Workers Local 1645. The Timken Company is the Plan Administrator. Employees of the Company become eligible to participate in the Plan on the first of the month coincident with or immediately following completion of one year of service (including service with The Torrington Company prior to The Timken Company's purchase of The Torrington Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 20% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans. The Company matches participant contributions at an amount equal to 100% on the first 3% of the participant's eligible earnings, and then 50% on the subsequent 3% of the participant's eligible earnings, called "Company Matching Contributions."

Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's investment options. The Company Matching Contributions are invested in Timken common shares. Participants are not permitted to direct the investment of the Company Matching Contributions until their service with the Company is terminated. Participants have access to their account information and the ability to make fund transfers and contribution changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Each participant's account is charged investment management fees for certain investment options available through the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company Matching Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution portion of their account plus actual earnings thereon occurs over a period of six years with 20% vested after two years and an additional 20% in each of the years three to six.

Participant Notes Receivable

Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their account balance related to participant contributions and rollover contributions. Loan terms generally cannot exceed five years. The loans are secured by the balance in the participant's vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

1. Description of Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account. If a participant retires, either at age 65 or due to disability, they may elect to receive annual installment payments over a period of time not to exceed their life expectancy. If a participant retires from the Company, they may elect to receive partial distributions from the Plan at any time of no less than $500 per request. If a participant's vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½.

Plan Termination

The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either the Company or the United Auto Workers Local 1645 shall notify the other party in writing that they desire to terminate the Plan. The Plan may generally be amended by mutual consent of the Company and the United Auto Workers Local 1645. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Effective March 24, 2005, trustee responsibilities for the Plan were transferred from American Express Trust Company to JPMorgan (Trustee) and the Plan's investments, excluding participant loans, were invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by The Timken Company. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

2. Accounting Policies (continued)

The investments of the Plan, except for investment contracts in the Master Trust, are stated at fair value. The Trustee maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $17.79 and $14.52 at December 31, 2005 and 2004, respectively.

Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective March 24, 2005, the Trustee, holds all the Plan's investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans are pooled for investment purposes in the Master Trust.

3. Investments (continued)

The following table presents the fair value of assets of the Master Trust at December 31, 2005:

Investments, at fair value as determined by quoted market price:	
The Timken Company Common Stock Fund	**$ 371,273,167**
Registered investment companies	**204,247,230**
Common collective funds	**251,476,932**
	826,997,329
Investment contracts (at contract value)	**128,965,546**
	$ 955,962,875

At December 31 2005, The Timken Company Common Stock Fund consisted of 20,866,014 units of the Company's common stock. The Plan's interest in the Master Trust was 0.2% as of December 31, 2005.

Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The crediting interest rate of the wrap contracts was 5.59% at December 31, 2005. The blended crediting rate of the Stable Value Fund was 5.12% for the period from March 24, 2005 to December 31, 2005. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using the contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets underlying the wrap contracts is a fixed income portfolio with an average credit quality of AA, and typically invests in United States treasury notes and agencies, investment grade corporate bonds, prepay mortgages, noncallable mortgages, and asset-backed securities. The average yield of the portfolio was 5.23% for the period from March 24, 2005 to December 31, 2005. The fair value of the wrap contracts was $127,627,313 at December 31, 2005.

3. Investments (continued)

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP AAG INV-1 and SOP 94-4-1), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans*. Under FSP AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits must present all investments at fair value as well as net assets available for benefits. The difference between these amounts, calculated as the amounts necessary to adjust the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, must also be presented on the statement of net assets available for benefits. The Plan will be required to adopt FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006. Plan management is currently evaluating the impact of adoption, which is not expected to be material.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust's net investment income (loss) allocated to participating plans for the period from March 24, 2005 to December 31 2005, is as follows:

Net appreciation in fair value of investments determined by quoted market price:	
The Timken Company Common Stock Fund	**$ 62,912,449**
Registered investment companies	**15,627,808**
Common collective funds	**17,964,100**
	96,504,357
Net appreciation in investment contracts	**4,206,220**
Interest and dividends	**11,134,434**
Total Master Trust	**$ 111,845,011**

Prior to March 24, 2005, American Express Trust Company was the trustee for the Plan, and held the Plan's investments and executed investment transactions.

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	December 31 2005	December 31 2004
Investments, at fair value:		
Interest in Master Trust related to The Timken Company Common Stock Fund	**$ 447,438**	$ –
The Timken Company Common Stock Fund	**–**	279,089
Receivables:		
Participant and Company contribution receivable	**1,200**	2,443
	$ 448,638	$ 281,532

	Year Ended December 31, 2005
Change in net assets:	
Net appreciation in fair value of investments	**$ 77,562**
Dividends	**6,993**
Participant and Company contributions	**142,618**
Benefits paid directly to participants	**(62,927)**
Expenses	**(4)**
Transfers to participant-directed accounts	**2,864**
	$ 167,106

5. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 20, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2005:

	Shares	Dollars
Purchased	**1,594,264**	**$ 24,067,388**
Issued to participants for payment of benefits	**109,238**	**1,162,930**
Dividends received	**351,293**	**5,401,271**

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

0606-0745876

The Timken Company Savings Plan
for Torrington Bargaining Associates

EIN #34-0577130 Plan #022

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates ranging from 5.0% to 8.0% with various maturity dates	$ 48,951

*Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS PLAN FOR TORRINGTON BARGAINING ASSOCIATES

Date: June 28, 2006

By:
Scott A. Scherff
Assistant Secretary

CLI-1428330v1

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-103754) pertaining to The Timken Company Savings Plan for Torrington Bargaining Associates of The Timken Company of our report dated June 26, 2006, with respect to the financial statements and schedules of The Timken Company Savings Plan for Torrington Bargaining Associates included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006